Exhibit 99.3

March 20, 2012

Boards of Directors

Sound Community MHC

Sound Financial, Inc.

Sound Community Bank

2005 5th Avenue, Suite 200

Seattle, Washington 98121

Re:                            Plan of Conversion and Reorganization

Sound Community MHC

Sound Financial, Inc.

Sound Community Bank

Members of the Boards of Directors:

All capitalized terms not otherwise defined in this letter have the meanings given such terms in the Plan of Conversion and Reorganization (the “Plan”) adopted by the Board of Directors of Sound Community MHC (the “MHC”) and Sound Financial, the existing mid-tier holding company (the “Company”) for Sound Community Bank (the “Bank”), all based in Seattle, Washington.  Pursuant to the Plan, the organization will convert from the partially public mutual holding company form of organization to the fully public stock form of organization.  Sound Community MHC, the mutual holding company parent of Sound Financial, will be merged into Sound Financial, and Sound Community MHC will no longer exist.  Sound Financial, which owns 100% of Sound Community Bank, will be merged into a new Maryland corporation named Sound Financial Bancorp, Inc., and Sound Financial will cease to exist.  As part of the conversion, the 55.0% ownership interest of Sound Community MHC in Sound Financial will be offered for sale in the stock offering.  When the conversion is completed, all of the outstanding common stock of Sound Community Bank will be owned by Sound Financial Bancorp, Inc., and all of the outstanding common stock of Sound Financial Bancorp, Inc. will be owned by public shareholders.

We understand that in accordance with the Plan, subscription rights to purchase shares of common stock in the Company are to be issued to: (1) Eligible Account Holders; (2) the Tax-Qualified Plans; (3) Supplemental Eligible Account Holders; and (4) Other Members.  Based solely upon our observation that the subscription rights will be available to such parties without cost, will be legally non-transferable and of short duration, and will afford such parties the right only to purchase shares of common stock at the same price as will be paid by members of the general public in the community and syndicated offerings, but without undertaking any independent investigation of state or federal law or the position of the Internal Revenue Service with respect to this issue, we are of the belief that, as a factual matter:

(1)                                 the subscription rights will have no ascertainable market value; and,

(2)                                 the price at which the subscription rights are exercisable will not be more or less than the pro forma market value of the shares upon issuance.

Changes in the local and national economy, the legislative and regulatory environment, the stock market, interest rates, and other external forces (such as natural disasters or significant world events) may occur from time to time, often with great unpredictability and may materially impact the value of thrift stocks as a whole or Sound Financial Bancorp, Inc.’s value alone.  Accordingly, no assurance can be given that persons who subscribe to shares of common stock in the subscription offering will thereafter be able to buy or sell such shares at the same price paid in the subscription offering.

Sincerely,

RP Financial, LC.

Washington Headquarters
Three Ballston Plaza	Telephone: (703) 528-1700
1100 North Glebe Road, Suite 600	Fax No.: (703) 528-1788
Arlington, VA 22201	Toll-Free No.: (866) 723-0594
www.rpfinancial.com	E-Mail: mail@rpfinancial.com